UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

PLx Pharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,075,723*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,075,723*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,075,723*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 12.3%*

14. Type of Reporting Person (See Instructions): IA

*Beneficial ownership percentage is based upon 8,721,691 shares of common stock, $0.001 par value per share (“Common Stock”), of PLx Pharma Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 3, 2017, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park”) is the sole member and manager of PWAM.  As of the date of the event which requires the filing of the Schedule 13D (the “Event Date”), PWIMF held 953,465 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 122,258 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock.  The warrants are not exercisable until December 15, 2017, expire on June 14, 2027, and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM may be deemed to beneficially own the 1,075,723 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 12.3% of the shares of Common Stock deemed issued and outstanding as of the Event Date.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	953,465*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	953,465*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 953,465*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 10.9%*

14. Type of Reporting Person (See Instructions): CO

*Beneficial ownership percentage is based upon 8,721,691 shares of Common Stock issued and outstanding as of November 3, 2017, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017. As of the Event Date, PWIMF held 953,465 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock. The warrants are not exercisable until December 15, 2017, expire on June 14, 2027, and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer).  For purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 953,465 shares of Common Stock, and no shares of Common Stock underlying the warrants, for an aggregate beneficial ownership percentage of approximately 10.9% of the shares of Common Stock deemed issued and outstanding as of the Event Date.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,075,723*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,075,723*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,075,723*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 12.3%*

14. Type of Reporting Person (See Instructions): IN

*Beneficial ownership percentage is based upon 8,721,691 shares of Common Stock issued and outstanding as of November 3, 2017, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.  As of the Event Date, PWIMF held 953,465 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 122,258 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock.  The warrants are not exercisable until December 15, 2017, expire on June 14, 2027, and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Park may be deemed to beneficially own the 1,075,723 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 12.3% of the shares of Common Stock deemed issued and outstanding as of the Event Date.

CUSIP No. 72942A107

Item 1.       Security and Issuer:

The name of the issuer is PLx Pharma Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 8285 El Rio Street, Suite 130, Houston, Texas, 77054.  This Schedule 13D relates to the Issuer’s common stock, $0.001 par value per share (the “Common Stock “).

Item 2.	Identity and Background:.

(a), (f)	This report on Schedule 13D (this “Schedule 13D”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

(c)	The principal business of Mr. Park is to act as the managing member of PWAM. The principal business of PWAM is to serve as investment manager to PWIFM and PWPI. The principal business of PWIMF is investing in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by PWAM.

The total cost of the Common Stock and warrants that the Reporting Persons may be deemed to beneficially own is $7,571,031.26.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased an aggregate of 57,542 shares of Common Stock on the open market and an aggregate of 1,018,181 shares of Common Stock in a registered direct offering (including a private placement of related warrants) on June 9, 2017, in each case based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  The acquisitions were made in the ordinary course of the Reporting Persons’ investment activities and such securities are currently held for investment purposes.

The Reporting Persons anticipate engaging in discussions with the Issuer's management and members of the Issuer's Board of Directors concerning potential financing transactions that may result in the acquisition by the Reporting Person of additional shares of Common Stock and/or other securities from the Issuer.

The Reporting Persons may have further discussions with the Issuer’s management and members of the Issuer’s Board of Directors regarding operational, strategic, financial or governance matters with the intent of maximizing shareholder value.  In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s Board of Directors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock or other securities, selling some or all of their shares of Common Stock or warrants, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 8,721,691 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 2017 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

As of the date of the event which requires the filing of this Schedule 13D (the “Event Date”), PWIMF held 953,465 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 122,258 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock.  The warrants are not exercisable until December 15, 2017, expire on June 14, 2027, and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 1,075,723 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 12.3% of the shares of Common Stock deemed issued and outstanding as of the Event Date; and PWIMF may be deemed to beneficially own 953,465 shares of Common Stock, and no shares of Common Stock underlying its warrants, for an aggregate beneficial ownership percentage of approximately 10.9% of the shares of Common Stock deemed issued and outstanding as of the Event Date.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 1,075,723 shares of Common Stock.  Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 1,075,723 shares of Common Stock.

PWIMF has shared power to vote or direct the vote of 953,465 shares of Common Stock. PWIMF has shared power to dispose or direct the disposition of 953,465 shares of Common Stock.

Each of PWAM and Mr. Park specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock, warrants or any other securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated as of November 20, 2017, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2017
(Date)

PARK WEST ASSET MANAGEMENT LLC *
By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Operating Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Operating Officer

/s/ Peter S. Park
Peter S. Park *

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.001 par value per share, of PLx Pharma Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13D.  In evidence thereof, the undersigned hereby execute this agreement this 20th day of November, 2017.

November 20, 2017
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Operating Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Operating Officer

/s/ Peter S. Park
Peter S. Park